Form C

Cover Page

Name of issuer:

New Motion, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 10/18/2018

Physical address of issuer:

8655 Production Ave
Suite A
San Deigo CA 92121

Website of issuer:

https://newmotion-embolden.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

8,135

Price:

$6.830000

Method for determining price:

Dividing pre-money valuation $8,826,333.00 (or $7,943,700.48 for investors in the first $100,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$264,577.79	$234,102.38
Cash & Cash Equivalents:	$37,105.63	$51,666.79
Accounts Receivable:	$57,802.98	$17,236.40
Current Liabilities:	$118,730.36	$14,819.46
Non-Current Liabilities:	$651,855.38	$680,298.91
Revenues/Sales:	$832,008.66	$1,016,267.48
Cost of Goods Sold:	$456,941.42	$725,014.90
Taxes Paid:	$0.00	$4,677.04

Net Income:	($278,291.40)	($353,867.33)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

New Motion, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such

shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Megan Alkana	General Manager	Embolden Beer Co.	2018
Ariana Jarrell	Program Manager	LAX Airport	2018
Andrew Sist	Chief Brand Officer	Embolden Beer Co.	2018
Kyle Pool	Program Manager	LAX Airport	2018
Cody Morris	director of ops	Harland Brewing Co.	2020
William Sutjiadi	Head of the Americas	Lympo	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Megan Alkana	General Manager	2018
Ariana Jarrell	Strategic Advisor	2018
Andrew Sist	President	2018
Kyle Pool	CEO	2018
Kyle Pool	CFO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or

more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Sist	354392.0 common voting units	27.6
Kyle Pool	467108.0 common voting units	36.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the

upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company is in an early stage of development and has limited operating history. The Company's business plan and strategy is in the early stages of implementation and there can be no assurance that the Company will be able to implement it or that it will be commercially successful. Prospective investors should not rely on information about the past performance of the Company as an indication of the Company's future performance. Because of the Company's size and limited operating history, it is particularly susceptible to adverse effects of changing economic conditions and consumer tastes, competition, and other contingencies or events beyond its control. It may be more difficult for the Company to prepare for and respond to these types of risks than it would be for a company with longer established business and operating cash flow. Due to changing circumstances, the Company may be forced to change dramatically, or even terminate, its planned operations.
>
> Speculative Nature of Investment; Ability to Continue as a Going Concern; Uncertainty of Future Profitability. Due to the Company's limited operating history, an investment in the Company is highly speculative. It is necessary that the Company continue develop its infrastructure, attain profitable operations, and raise sufficient capital for future working capital purposes in order for it to continue as a going concern. There can be no assurance that the Company will develop the necessary infrastructure, attain profitable operations, and raise sufficient capital for future working capital purposes in order for it to continue as a going concern. The Company's ability to continue as a going concern depends largely on the Company's ability to implement and successfully execute its business strategy, including raising capital through the sale of Voting Common Unit Shares, and obtaining sufficient and respond to unforeseen and changing circumstances and there can be no assurances that the Company will be successful in such execution.
>
> The Company has minimal assets. At this time the Company has limited assets. As a result, it currently has limited financial resources and it is primarily dependent upon raising private capital in order to expand its business and operations.
>
> Federal, state and local alcohol regulations may have a significant
> adverse impact on our operations. The Company will be required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements at the state and municipality levels. Failure to comply with federal, state or local regulations could cause its licenses to be revoked and force the Company to cease the brewing or sale of alcoholic beverages, or both. Any difficulties, delays or failures in obtaining such licenses,

permits or approvals could delay or prevent the beginning of the Company's operations or increase the costs associated therewith. The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. The Company's operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, hard seltzer, hard tea, and hard kombucha, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

Increased competition could adversely affect sales and results of operations. The Company will compete in the highly competitive craft beer, hard seltzer, hard tea, and hard kombucha market, as well as in the much larger specialty beer category, which includes the imported beer segment and fuller-flavored beers offered by major national brewers. The Company will also face increasing competition from producers of wine, spirits and flavored alcohol beverages (such as hard seltzers) offered by the larger spirit producers and national brewers. Increased competition could adversely affect the Company's future sales and results of operations.

If the Company is unable to gauge trends and react to changing consumer preferences in a timely and cost-effective manner, its sales may decrease and our gross margin may be adversely affected. The costs and management attention involved in maintaining an innovative portfolio of brands and products are expected to be significant. If the Company has not gauged consumer preferences correctly, or is unable to maintain consistently high quality beer, hard seltzer, hard tea, and hard kombucha as it develops new brands, its overall brand image may be damaged. If this were to occur, the Company's future sales, results of operations and cash flows would be adversely affected. Also, increased costs associated with developing new products may have a negative effect on the Company's gross margin.

The craft beer and hard tea business is seasonal in nature, and the Company is likely to experience fluctuations in results of operations. Sales of craft beer and hard tea products are somewhat seasonal, with the first and fourth quarters historically being lower and the rest of the year generating stronger sales. The Company's sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to the Company's revenues would likely be greater as a result of the seasonality of our business.

Changes in consumer preferences or public attitudes about

alcohol could decrease demand for the Company's products. If consumers were unwilling to accept the Company's products or if general consumer trends caused a decrease in the demand for beer, hard seltzer, hard tea, and hard kombucha it would adversely impact its sales and results of operations. There is no assurance that the craft brewing segment will continue to experience growth in future periods. If the markets for wine, spirits or flavored alcohol beverages continue to grow, this could draw consumers away from the beer industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by beer, hard seltzer, hard tea, and hard kombucha producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state levels, increased excise or other taxes on beer, hard seltzer, hard tea, and hard kombucha sold in the United States. If beer, hard seltzer, hard tea, and hard kombucha in general were to fall out of favor among domestic consumers, or if the domestic beer, hard seltzer, hard tea, and kombucha industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results and cash flows.

The Company faces competition from a number of large and small companies, some of which have greater financial, research and development, production and other resources than the Company has. The Company faces competition from other entities in its industry which may be used as an alternative or substitute for its products, including many local, regional, national and international entities that have resources far in excess of the Company's resources. To the extent these companies, or new entrants into the market, offer comparable products at lower prices, the Company's business could be adversely affected. The Company's competitors can be expected to continue to improve the design, taste, branding and other elements of their products and to introduce new products with competitive performance characteristics.

Negative publicity about the Company, could adversely affect the reputation and popularity of the Company and the results of operations. The good reputation of the Company will be a key factor to the success of the Company. Any incidents that occur in or with our products may specifically harm the Company's brand and reputation and may quickly result in negative publicity, which could adversely affect the Company's reputation and popularity. The Company's brewing operations will be subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. The occurrence of such a problem could result in a costly product recall and serious damage to

the Company's reputation for product quality, as well as claims for product liability

The Company's operations are susceptible to changes in its supply costs, which could adversely affect its margins. The Company's profitability depends, in part, on its ability to anticipate and react to changes in supply costs. The Company cannot predict whether it will be able to anticipate and react to changing supply costs by adjusting its purchasing practices. A failure to do so could adversely affect the Company's operating results and cash flows from operations. The overall cost environment for brewing commodities in general has and may continue to be volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of the Company's control. While the Company will attempt to manage these factors, there can be no assurance that it will be successful in this respect due to the many factors that are outside of its control. Operating margins are also affected by fluctuations in the availability and cost of utilities services, such as electricity and natural gas. Interruptions in the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of the Company's control, may adversely affect its operations. There is no assurance that the Company will be able to maintain our utility and commodity costs at levels that do not have a material adverse effect on our operations.

An increase in beer, hard seltzer, hard tea, and hard kombucha excise taxes could adversely affect financial results. The federal government and all of the states levy excise taxes on beer, hard seltzer, hard tea, and hard kombucha that vary on the number of barrels produced per year. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price for beer, hard seltzer, hard tea, and hard kombucha to maintain its current projected margins, which may or may not be accepted by our customers.

Equipment failure. In the event that the Company's equipment were to experience significant leaks, malfunctions or other errors that are not covered by applicable warranties, the Company would likely experience significant downtime, which would adversely affect business operations. In addition, the Company would need to repair or replace the equipment, which would harm the financial status of the Company.

Restriction on Transferability of Voting Common Unit Shares. Any transfer of Voting Common Unit Shares by a Member (as defined in the Operating Agreement) will be invalid and ineffective unless the transfer complies with the provisions of the Operating Agreement, including the rights of first refusal contained therein.

Lack of Cash Distributions. After issuance of Voting Common Unit Shares, there can be no assurance that there will be any cash distributions made to

the holders of Voting Common Unit Shares or that any cumulative cash distributions by the Company will equal or exceed the amounts invested by a purchaser of Voting Common Unit Shares.

Limited Control. The investors purchasing Voting Common Unit Shares will have little or no right to control or participate in the day to day conduct of the Company's operations. Pursuant to the terms of the Operating Agreement, the Board of Managers of the Company will exercise effective control over all aspects of the Company's business.

Taxable Income To Members in Excess of Distributions. Provided adequate capital exists and subject to certain legal restrictions, the Company shall make certain mandatory distributions to Members in accordance with the terms of the Operating Agreement. Additionally, the Board of Managers may decide to make additional distributions to Members, subject to limitations imposed by the Operating Agreement. Each Member will be required to report his or her share of the Company's items of income and gain on such Member's tax return without regard to whether such Member receives any cash distributions from the Company for such taxable year. Other than mandatory distributions (which are subject to the availability of funds for such mandatory distributions, the Board of Managers' determination that adequate working capital is available for such distributions and applicable legal restrictions), in accordance with the Operating Agreement, no distribution is contemplated in the foreseeable future.

Possible Future Dilution. Under the terms of the Operating Agreement, the Board of Managers, subject to certain limitations, have the authority to admit new Members upon such terms and conditions as the Board of Managers appropriately determine. The Company may raise additional capital from existing Members or new investors. The admission of new Members likely will result in the dilution of the then existing Members' interests in the Company

Reliance on Key Management Personnel. The Company's performance depends substantially on the continued services and performance of its Board of Managers and other key management personnel. The Company's performance also depends on its ability to retain and motivate any other key employees it may retain, as well as independent representatives it may utilize in the marketing and distribution of its products and services. The loss of the services of any of its Managers, or other key employees could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations. The Company's success also will depend on its ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, and sales and marketing personnel at such times as they become necessary for the Company. Competition for such personnel is intense, and the Company's failure to attract and retain the necessary technical, managerial, and marketing personnel could have a material adverse effect on its business, prospects, financial condition, and results of operations.

Conflicts of Interest. The Managers of the Company have interests in a variety of activities other than the Company. Accordingly, conflicts may arise in the allocation of time between the Company and one or more of these activities. Potential conflicts of interest could exist or may develop in the future among the Company, its Members, and/or any affiliate of the foregoing, which should be considered carefully by each potential investor. Although the Managers expects to devote substantial time to the activities of the Company, there is no requirement that anyone devote full time the affairs of the Company.

Broad Discretion in the Use of Proceeds. The Board of Managers of the Company will have broad discretion in allocating the net proceeds received from the sale of the Voting Common Unit Shares, which creates uncertainty for Noteholders and could adversely affect the Company's business, prospects, financial condition and results of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Andy Sist, cody morris and Ariana Jarrell are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	25% towards marketing and PR focused on digital ads, ecommerce focused ads and growth, physical events, influencers, brand ambassadors and artists collaboration series. 25% towards Sales and distribution growth. expanding our sales team and focusing on demos and putting liquid to lips. 15% towards e-commerce growth focused on

15% towards e-commerce growth focused on website optimization and digital ads.
17.5% for focused for tasting room sales growth and expansion of brick-and-mortar locations.
10.6% for equipment optimization to make our production more efficient.
6.9% Wefunder fee.

If we raise: **$124,000**

Use of Proceeds: 25% towards marketing and PR focused on digital ads, ecommerce focused ads and growth, physical events, influencers, brand ambassadors and artists collaboration series. 25% towards Sales and distribution growth. expanding our sales team and focusing on demos and putting liquid to lips.15% towards e-commerce growth focused on website optimization and digital ads.
17.5% for focused for tasting room sales growth and expansion of brick-and-mortar locations.
10.6% for equipment optimization to make our production more efficient.
6.9% Wefunder fee. Raising our maximum of $124,000 will allow us to further focus on marketing and growing brand awareness.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering

materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $8,826,333.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

New Motion, LLC is offering up to 20,172 shares of Common Voting Units, at a price per share of $6.83.

Investors in the first $100,000.00 of the offering will receive units at a price per share of $6.147, and a pre-money valuation of $7,943,700.48 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $124,000.00 and the campaign minimum is $50,000.00.

VIP Bonus

Embolden Beverage Group will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a

result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's

investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Voting Units	1,282,289	1,282,289	Yes
Incentive Units	10,000	10,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

No difference in liquidation between common voting units and incentive units. Incentive units do not having voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases

where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders.

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2024	Regulation D, Rule 506(b)	Common stock	$245,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Steve Jarrell & Bernice Tonegato-Jarrell
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$5,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of Strategic Advisor Ariana Jarrell

Name	Kelley Tonegato
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$5,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of Strategic Advisor Ariana Jarrell

Name	Jose Furlong
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$25,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of General Manager Megan Alkana

Name	Steve and Chelsea Schoeni
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$50,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
	Family of Board Member

Relationship	Family of Board Member Cody Morris

Name	Geri Brousseau
Amount Invested	$4,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$4,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of Strategic Advisor Ariana Jarrell

Name	Linda Pool
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$5,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of CEO Kyle Pool

Name	Erica and Arno Sist
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	07/30/21
Outstanding principal plus interest	$50,000.00 as of
Interest rate	7.0% per annum
Discount rate	20.0%
Converted	Yes
Uncapped note	Yes
Relationship	Family of President Andy Sist

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild,

parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Bold, Diverse, & Delicious Beverages. Bringing you the unique Matcha Hazy IPA and More!

Milestones

New Motion, LLC was organized in the State of California in October 2018.

Since then, we have:

- Achieved over $1,000,000 in trailing 12-month sales
- Currently Exceeding 17,000 customer interactions with 25% yearly Rate of Return in tasting room
- Serving over 1,500 retailers, bars, and restaurants across California, Arizona, and Japan annually
- Over 500 loyal accounts ordering on a monthly basis with interest from major retailers for 2025!
- Renewed focus on local community-based craft beer is stronger than ever, growing 3% in 2024.
- Hard Tea is the next big category in Flavored Malt Beverage

- Hard Tea is the next big category in Flavored Malt Beverage per Neilson and IRI, growing over 30%
- Recently launched a partnership with Matcha Cafe Maiko to develop Shogun Japanese Craft Beer line

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $832,008.66 compared to the year ended December 31, 2023, when the Company had revenues of $1,016,267.48. Our gross margin was 45.08% in fiscal year 2024, and 28.66% in 2023.
- *Assets*. As of December 31, 2024, the Company had total assets of $264,577.79, including $37,105.63 in cash. As of December 31, 2023, the Company had $234,102.38 in total assets, including $51,666.79 in cash.
- *Net Loss*. The Company has had net losses of $278,291.40 and net losses of $353,867.33 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities*. The Company's liabilities totaled $770,585.74 for the fiscal year ended December 31, 2024 and $695,118.37 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $245,000 in equity and $347,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

New Motion, LLC cash in hand is $40,000, as of June 2025. Over the last three months, revenues have averaged $83,000/month, cost of goods sold has averaged $36,000/month, and operational expenses have averaged $45,000/month, for an average net margin of $2,000 per

month. Our intent is to be profitable in 6 months.

As of September 2024, we launched distribution in the Bay area of California and expect that to contribute to monthly revenue generation in 2025. In December 2024, we launched a second tasting room location through a partnership at Rising Sun Collective North Park. We expect that to add to revenue generation in 2025. In October 2024 we launched a Japanese inspired line of craft beers called shogun by Embolden. This line of beers is going live in all Whole Foods in southern California in January 2025, Ralphs will be placing it into stores in San Diego in April 2025 and there is interest from other major retailers.

We are forecasting growing monthly revenue to $125,000 in the next 6 months. We are forecasting COGS to be approximately $70,000 and expenses to be approximately $45,000 a month.

We are not currently profitable. We are looking to raise the $400,000 through this Wefunder round to take advantage of the opportunities we have and to become cash flow positive in the next 6-9 months.

We are generating approximately $80,000 a month in revenue, and we just obtained a minority investment from our lead investor.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kyle Pool, certify that:

(1) the financial statements of New Motion, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of New Motion, LLC included in this Form reflects accurately the information reported on the

tax return for New Motion, LLC filed for the most recently completed fiscal year.

Kyle Pool
Program Manager

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering

period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any

affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should

always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable

document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://newmotion-embolden.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Embolden Common Stock EB 2025
SPV Subscription Agreement
Embolden Common Stock 2025

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Sist
Ariana Jarrell
Cody Morris
Kyle Pool
Megan Alkana

Megan Alkana
William Sutjiadi

Appendix E: Supporting Documents

New_Motion_Operating_Agreement_-_Executed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Embolden Common Stock EB 2025
- SPV Subscription Agreement
- Embolden Common Stock 2025

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Sist
- Ariana Jarrell
- Cody Morris
- Kyle Pool
- Megan Alkana
- William Sutjiadi

Appendix E: Supporting Documents

- New_Motion_Operating_Agreement_-_Executed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to

be signed on its behalf by the duly authorized undersigned.

New Motion, LLC

By

Kyle Pool

CEO/CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kyle Pool

CEO/CFO
6/10/2025

Megan Alkana

Chief Customer Experience Officer
6/10/2025

Andrew Sist

Chief Brand Officer
6/10/2025

Cody Morris

Board Member
6/10/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate

or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.